Exhibit 99.3

Village Farms International Reports Third Quarter 2019 Financial Results –

Canadian Cannabis JV, Pure Sunfarms, Achieves Fourth Consecutive Quarter

of Positive EBITDA, All-In Cost of Production of C$0.63 per Gram, Gross

Margin of 69% and EBITDA Margin of 56%

– Pure Sunfarms is Top Performing Dried Flower Brand with 16% Market Share and Number One

Selling Dried Flower Product in October with Ontario Cannabis Store –

Vancouver, BC, November 14, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced its financial results for the third quarter and nine-month period ended September 30, 2019. All figures are in U.S. dollars unless otherwise indicated.

Village Farms’ Financial and Corporate Highlights for the Third Quarter Ended September 30, 2019

(All comparable figures are for the third quarter ended September 30, 2018)

•	Produce sales were US$38.3 million compared with US$39.7 million;
•

Net loss before tax of (US$6.5) million and included the loss from Pure Sunfarms Corp. (“Pure Sunfarms”) of (US$0.9) million (Village Farms’ share based on its 50% ownership). This compares with a net loss before tax of (US$2.7 million);

•	Loss per share was (US$0.10) compared with loss per share of (US$0.04);
•

EBITDA loss was (US$2.4 million), including the positive contribution from Pure Sunfarms of US$5.0 million (C$6.6 million) (Village Farms’ 50% share). This compares with an EBITDA loss of (US$2.0 million); and

•	Subsequent to quarter end, completed a bought deal offering of 3,059,000 common shares at a price of C$9.40 per share for aggregate gross proceeds to the Company of C$28,754,600.

Third Quarter Financial Results for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•

Net sales (before Village Farms’ 50% share), which consisted entirely of dried cannabis sold predominantly to other licensed producers, were C$24.0 million (US$18.7 million). Late in the third quarter, Pure Sunfarms began shipping branded packaged product to the Ontario Cannabis Store (“OCS”);

•	Sales for the third quarter did not include C$7.2 million that was invoiced to Emerald Health Therapeutics (see “Update on Pure Sunfarms’ Supply Agreement with Emerald Health Therapeutics” below);
•	Cost of goods sold (“all in cost”) per gram was C$0.63 (US$0.48) per gram;
•	Gross margin was 69%;
•	Selling, general and administrative expenses (before Village Farms’ 50% share) of C$3.7 million (US$2.8 million) or 12% of revenue;

•

Net loss (before Village Farms’ 50% share) of (C$2.4 million) ((US$1.8 million)) which included the non-cash impact of a net charge of (C$12.6 million) due to a change in value of the biological asset; and,

•	EBITDA (before Village Farms’ 50% share) was C$13.3 million (US$10.1 million), marking Pure Sunfarms’ fourth consecutive quarter of positive EBITDA and resulting in an EBITDA margin of 56%.

Recent Highlights for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•

Pure Sunfarms was the top performing brand of dried flower by both kilograms sold and dollar sales with the OCS in October 2019, achieving 16% market share (by kilograms sold). Pure Sunfarms’ dried flower products outsold the second ranked dried flower brand’s products two to one (by kilograms sold). In addition:

•	Pure Sunfarms’ Afghan Kush was the top selling dried flower product with the OCS in October;
•	Three of the seven top selling dried flower products with the OCS in October were Pure Sunfarms products.

Pure Sunfarms shipped its first order of branded dried cannabis products to the OCS in late September (followed by multiple reorders) following receipt from Health Canada on September 6, 2019 of the amendment to its license permitting it to sell and distribute packaged, branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in Canada;

•

In B.C., Pure Sunfarms’ sold out its first order to the BC Liquor Distribution Branch (“BCLDB”) (which has since re-ordered) in under three weeks to rank among the top ten brands by sales for all product categories in October. Pure Sunfarms began selling branded, packaged dried cannabis products to the BCLDB in October following entry into a supply agreement in September;

•

Completed installation of extraction equipment (with processing capacity of 35,000 kilograms of biomass annually) in its new 65,000 square foot state-of-the-art processing center within the Delta 3 greenhouse facility in preparation for Cannabis 2.0. The processing centre has been designed for full GMP compliance and certification to allow for future exportation, and is expected to be operational, as soon as possible, subject to Health Canada licensing and inhouse calibration and testing;

•	Achieved full run-rate annual production of 75,000 kilograms of dried cannabis at its 1.1 million square foot Delta 3 greenhouse facility; and
•

Commenced conversion of the interior of its second 1.1 million square foot greenhouse operation, the Delta 2 greenhouse facility, for cannabis production, which is conservatively expected to double Pure Sunfarms’ annual output at full production to more than 150,000 kilograms. Conversion of the Delta 2 greenhouse facility, which has been designed for full GMP compliance and certification to all for future exportation, remains on schedule, with cannabis production expected to commence during the second quarter of 2020 and the facility expected to be operating at full run rate production by the end of 2020. Pure Sunfarms has submitted to Health Canada its application for the initial Cultivation License for the Delta 2 facility.

Recent Highlights for Village Farms’ U.S. Hemp/CBD Program

The Company’s joint ventures for outdoor hemp production and processing in the U.S. recently completed harvesting of approximately 625 acres of the approximately 870 acres of hemp planted in 2019, achieving an average yield of approximately 1,600 pounds per acre harvested, well in excess of its projections. The Company expects to commence sales of hemp biomass as early as the fourth quarter of 2019.

“We are pleased to report another quarter in which Pure Sunfarms continued to set the standard for performance as a best-in-class cannabis operation, which again drove strong financial performance,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “Pure Sunfarms’ achieved its fourth consecutive quarter of positive EBITDA, with an industry leading all-in cost of production of C$0.63, gross margin of 69% and EBITDA margin of 56%. In the 12 months since adult-use cannabis was legalized in Canada in October 2018, Pure Sunfarms has already generated C$47 million in EBITDA, an especially impressive number given that its operations were ramping up throughout most of that period.”

“Pure Sunfarms is now proving itself as a leading cannabis brand, ranking as the number one selling dried flower brand by a wide margin with the Ontario Cannabis Store in October, and having the overall top selling dried flower product, as well as three of the seven top-selling dried flower product. We look forward to Pure Sunfarms building on this tremendous initial success as it launches its pre-rolled dried products, adds provincial supply agreements, starts its extraction operations online for the roll out of oils and other new product forms under Cannabis 2.0 in the first half of next year, and more than doubles its output, further supporting its low production costs.

“Pure Sunfarms continues to execute very well on what is under its control. Even as one of the largest Canadian adult-use cannabis suppliers by dollars sold, third quarter sales were constrained by the limited physical retail store infrastructure in Canada, as well as the C$7.2 million that could not be recognized. We built Pure Sunfarms, however, for profitability out of the gate, even in a commoditized environment, and it is one of the few and most profitable Canadian cannabis companies. With industry-leading cost production and a brand and products that are clearly resonating with consumers, Pure Sunfarms remains well positioned to continue to be a dominant supplier as the Canadian adult-use cannabis market continues to develop and expand.”

“In our U.S. outdoor hemp program, we recently completed harvest of our 2019 crop, highlighted by yields that were well above our projections. We remain on track to begin generating profitable hemp sales as early as the fourth quarter of this year. Importantly, our first growing season has provided significant learnings that will be invaluable going forward. In our greenhouse hemp program, we continue to work with Texas Department of Agriculture on the implementation of its hemp regulatory framework subject to the recently published US Department of Agriculture rules and are optimistic that licensing could commence in the first quarter of 2020. As we did in Canada with Pure Sunfarms, we are building a rock-solid foundation of exceptional growing operations from which to aggressively pursue our objective to launch our own white-labelled and branded CBD products in 2020.”

“In our produce business, we continue to make steady progress in the transition of the production displaced for cannabis and hemp production to third-party growing partners, recently adding approximately 120 acres with partners in Mexico and Canada to bring the total to nearly 300 acres. During this period of transition, we will continue to experience some impact on our financial results, more so in some quarters than others, which in the third quarter contributed to a net loss for the produce business of US$5.1 million.”

Update on Pure Sunfarms’ Supply Agreement with Emerald Health Therapeutics

Pursuant to the terms of a Supply Agreement that Pure Sunfarms has with Emerald Health, Emerald has an obligation to purchase 40% of Pure Sunfarms cannabis production at a fixed price, subject to the terms and conditions of the Supply Agreement. To the extent that Emerald does not fulfill its purchase obligation, Pure Sunfarms is able to sell that excess production to other parties in the open market. The Supply Agreement stipulates that Emerald is required to pay Pure Sunfarms the difference between the fixed price and the selling price realized from other parties. During the quarter ended September 30, 2019, Emerald did not fulfill its purchase obligation and Pure Sunfarms sold the product on the open market to arm’s length parties at prices lower than the fixed price in the Supply Agreement. As a result, under the terms of the Supply Agreement, Pure Sunfarms billed Emerald for the difference which amounted to approximately C$7.2 million. On October 15, 2019, Emerald issued a press release that indicated they do not agree that they have any liability with respect to these amounts.

Under IFRS 15 – Revenue from contracts with customers (paragraph 9 (e)), a customer needs to have an intent and ability to pay in order for a company to recognize revenue. Given that Emerald has issued a press release indicating that they do not agree that they have a liability with respect to these amounts, Pure Sunfarms has determined that all of the criteria under IFRS 15 to recognize this revenue were not met as Emerald has demonstrated that they do not have an intent to pay, and as a result has not recorded the revenue related to these amounts.

We understand that Emerald is in the process of investigating its liability to Pure Sunfarms. If Emerald does not agree to the liability, Pure Sunfarms has reserved the right to take such actions as it considers necessary and appropriate to recover its losses from Emerald for non-payment of amounts owing under the Supply Agreement. If Emerald were to agree to the liability in the future, such liability would be recognized in the revenue and profits of Pure Sunfarms, at such time in accordance with generally accepted accounting principles.

Summary Statutory Results

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended September 30,		For the Nine months ended September 30,
	2019	2018	2019	2018
Produce sales	$38,293	$39,684	$111,512	$111,213
Cost of sales	(38,866)	(36,862)	(114,711)	(103,915)
Selling, general and administrative expenses	(3,739)	(3,442)	(11,682)	(10,486)
Stock compensation expense	(868)	(190)	(3,190)	(447)
Change in biological asset (1)	(627)	(1,189)	(97)	(992)
Loss from operations	(5,807)	(1,999)	(18,168)	(4,627)
Interest expense, net	(393)	(618)	(1,503)	(1,906)
Foreign exchange gain (loss)	(183)	(73)	338	(87)
Other income, net	69	17	219	61
Share of income (loss) from joint ventures	(171)	(28)	17,939	(369)
Gain on disposal of assets	(8)	—	13,558	—
(Provision for) recovery of income taxes	1,421	712	81	1,513
Net income (loss)	(5,072)	(1,989)	12,464	(5,415)
Consolidated EBITDA (2)	2,383	897	8,256	1,394
Earnings (loss) per share – basic	($0.10)	($0.04)	$0.26	($0.12)
Earnings (loss) per share – diluted	($0.10)	($0.04)	$0.25	($0.12)

Summary Results Including Joint Ventures, on a Proportionate Basis

The following results reflect the Company’s proportionate share of the Pure Sunfarms joint venture operations, as this is the basis on which management bases its operating decisions and performance. For a reconciliation to the results in accordance with International Financial Reporting Standards (“IFRS”) refer to the “Reconciliation of IFRS to Proportionate Results” as presented below and in Management’s Discussion & Analysis (“MD&A”).

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended September 30,		For the six months ended September 30,
	2019(3)	2018(3)	2019(3)	2018(3)
Consolidated sales	$47,335	$39,779	$138,076	$111,308
Cost of sales	(41,711)	(36,934)	(121,443)	($103,987)
Selling, general and administrative expenses	(5,376)	(3,756)	(14,860)	(11,302)
Change in biological asset (1)	(4,057)	(921)	6,873	(564)
Gain on disposal of assets	(8)	—	13,558	—
Net income (loss)	(5,072)	(1,989)	12,464	(5,415)
EBITDA(2)	$2,377	$897	$8,256	$1,394
Earning (loss) per share – basic	($0.10)	($0.04)	$0.26	($0.12)
Earning (loss) per share – diluted	($0.10)	($0.04)	$0.25	($0.12)

Notes:

(1)

Biological asset consists of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the nine months ended September 30, 2019.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% interest in Pure Sunfarms, 65% interest in VFH and 60% (effective 63.25% with VFH interest) interest in AVGGH.

(3)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

Financial Highlights

(All amounts in U.S. Dollars unless otherwise indicated.)

Cannabis

For the three months ended September 30, 2019. There are no comparable results for the three months ended September 30, 2018 as no production existed.

The Company’s 50% share of net sales of Pure Sunfarms for the three months ended September 30, 2019 was $9,042. Total Pure Sunfarms sales consisted of close to approximately 12,000 kilograms of flower and trim sold at an average selling price of over $1.50 per gram (C$2.00 per gram) during the three months ended September 30, 2019. Sales for the three months ended September 30, 2019 were predominantly to other licensed producers and do not include $5.4 million (C$7.2 million) invoiced to Emerald that was not able to be recognized as per the discussion above.

The Company’s 50% share of cost of sales of Pure Sunfarms for the three months ended September 30, 2019 was $2,845.

The Company’s 50% share of selling, general and administrative expenses of Pure Sunfarms for the three months ended September 30, 2019 was $1,415.

The Company’s 50% share of net loss for the three months ended September 30, 2019 was ($918) compared to ($28) for the three months ended September 30, 2018. The net loss for the three months ended September 30, 2019 is due to a change in the biological asset of ($4.8 million).

The Company’s 50% share of EDITDA for the three months ended September 30, 2019 was $5,033 compared to ($12) for the three months ended September 30, 2018.

For the nine months ended September 30, 2019. There are no comparable results for the nine months ended September 30, 2018 as no production existed.

The Company’s 50% share of net sales of Pure Sunfarms for the nine months ended September 30, 2019 was $26,564. Total Pure Sunfarms sales consisted of close to 24,600 kilograms of flower and trim during the nine months ended September 30, 2019, at an average sales price of approximately $2.15 per gram (C$2.85 per gram).

The Company’s 50% share of cost of sales of Pure Sunfarms for the nine months ended September 30, 2019 was $6,732 (based on total grams sold of close to 24,600 kilograms), or approximately $0.55 per gram (C$0.73 per gram).

The Company’s 50% share of selling, general and administrative expenses of Pure Sunfarms for the nine months ended September 30, 2019 was $2,808 and primarily consisted of personnel costs and Health Canada fees.

Income from operations for the Company’s 50% share of Pure Sunfarms was $22,658 for the nine months ended September 30, 2019.

The Company’s 50% share of net income for the nine months ended September 30, 2019 was $17,342 versus a loss of ($369) for the nine months ended September 30, 2018.

The Company’s 50% share of EBITDA for the nine months ended September 30, 2019 was $17,704 versus ($363) for the same period in 2018.

Produce

For the three months ended September 30, 2019 compared to the three months ended September 30, 2018.

Sales for the three months ended September 30, 2019 decreased by ($1,391), or (4%), to $38,293 from $39,684 for the three months ended September 30, 2018. The decrease in sales is primarily due to a decrease in the Company’s product volume, as well as a decrease in supply partner revenue.

Cost of sales for the three months ended September 30, 2019 increased by $2,004, or 5%, to $38,866 from $36,862 for the three months ended September 30, 2018, primarily due to an increase in cost per pound from the Texas facilities, which is due to production issues that caused decreases in production. The decrease in production for the crop causes an increase in cost per pound as most costs are fixed and, as production decreases, cost per pound increases.

For the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018.

Sales for the nine months ended September 30, 2019 increased $299, or less than 1%, to $111,512 compared to $111,213 for the nine months ended September 30, 2018. The increase in net sales is due to an increase in supply partner revenues of 12% over the comparable period in 2018 partially offset by a (14%) decrease in the Company’s production volume. The decrease in the Company’s production volume is primarily due to a clean-out in one of Company’s facilities (which did not occur in the last three years) and ongoing virus pressure at the Company’s Texas facilities.

Cost of sales for the nine months ended September 30, 2019 increased $10,796, or 10%, to $114,711 from $103,915 for the nine months ended September 30, 2018, due to an increase in supply partner purchases of 12% and an increase in the cost per pound of the Company’s own grown product in Texas due to decreased pounds and higher labor costs, due to the higher utilization of hourly rate contract laborers versus Village Farms employees for the 2018/2019 crop as compared to the prior crop.

Consolidated EBITDA

EBITDA for the three months ended September 30, 2019 increased by $4,339 to $5,236 from $897 for the three months ended September 30, 2018. The increase is primarily as a result of an increase in the Company’s share of EDITDA from Pure Sunfarms of $7,886 partially offset by an increase in the loss from operations for the Company’s produce business.

EBITDA for the nine months ended September 30, 2019 increased $9,713 to $11,109 from $1,394 for the nine months ended September 30, 2018, primarily as a result of an increase in the Company’s share of income from Pure Sunfarms (Pure Sunfarms EBITDA – $20,558) partially offset by an increase in the loss from the Company’s produce business.

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Net income (loss)	($5,072)	($1,989)	$12,464	($5,415)
Add:
Amortization	1,818	1,748	5,587	5,271
Foreign currency exchange loss (gain)	183	73	(338)	87
Interest expense, net	393	618	1,503	1,906
Income taxes (recovery)	(1,421)	(712)	(81)	(1,513)
Stock based compensation	868	190	3,190	447
Change in biological asset	627	1,189	97	992
Change in biological asset for JV’s	3,430	(267)	(6,970)	(428)
Interest expense for JV’s	249	—	446	—
Amortization for JV’s	244	37	668	37
Foreign currency exchange loss (gain) for JV’s	(7)	10	(14)	10
Income taxes (recovery) from JV’s	1,057		5,262	—
Gain on disposal of assets	8	—	(13,558)	—

EBITDA	$2,377	$897	$8,256	$1,394
EBITDA for JV’s (See table below)	$4,806	($248)	$17,331	($750)
EBITDA excluding JVs(produce)	($2,429)	$1,145	($9,076)	$2,144

Breakout of JV’s EBITDA (in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Pure Sunfarms EBITDA	$5,033	($248)	$17,704	($750)
VFH EBITDA	(204)	—	(330)	—
AVGGH EBITDA	(23)	—	(43)	—

Total JV’s EBITDA	$4,806	($248)	$17,331	($750)

Reconciliation of IFRS to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms operations):

	For the three months ended September 30, 2019
	Produce	PSF(4)	Hemp(4)	Total
Sales	$38,293	$9,042	$—	$47,335
Cost of sales	(38,866)	(2,845)	—	(41,711)
Selling, general and administrative expenses	(3,739)	(1,415)	(222)	(5,376)
Stock compensation expense	(868)	—	—	(868)
Change in biological asset (5)	(627)	(4,765)	1,336	(4,056)
Other income (expense) net	(507)	(140)	(99)	(746)
(Provision for) recovery of income taxes	1,421	(794)	(268)	359
Net income (loss)	($4,901)	($918)	$747	($5,072)
EBITDA (6)	($2,422)	$5,033	($227)	$2,383
Earnings (loss) per share – basic	($0.10)	($0.02)	$0.02	($0.10)
Earnings (loss) per share – diluted	($0.10)	($0.01)	$0.01	($0.10)

	For the nine months ended September 30, 2018
	Produce	PSF(4)	Hemp(4)	Total
Sales	$39,684	$95	—	$39,779
Cost of sales	(36,862)	(72)	—	(36,934)
Selling, general and administrative expenses	(3,442)	(314)	—	(3,756)
Stock compensation expense	(190)	—	—	(190)
Change in biological asset (5)	(1,189)	268	—	(921)
Other income (expense) net	(674)	(5)	—	(679)
Recovery of income taxes	712	—	—	712
Net income (loss)	($1,961)	($28)	—	($1,989)
EBITDA (6)	$1,145	($248)	—	$897
Earnings (loss) per share – basic	($0.03)	($0.01)	—	($0.04)
Earnings (loss) per share – diluted	($0.03)	($0.01)	—	($0.04)

	For the nine months ended September 30, 2019
	Produce	PSF(4)	Hemp(4)	Total
Sales	$111,512	$26,568	—	$138,076
Cost of sales	(114,711)	(6,732)	—	(121,443)
Selling, general and administrative expenses	(11,682)	(2,808)	(370)	(14,860)
Stock compensation expense	(3,190)	—	—	(3,190)
Change in biological asset (5)	(97)	5,634	1,336	6,873
Gain on disposal of assets	13,558	—	—	13,558
Other income (expense) net	(946)	(273)	(150)	(1,369)
(Provision for) recovery of for income taxes	81	(5,043)	(219)	(5,181)
Net income (loss)	($5,475)	$17,342	$597	$12,464
EBITDA (6)	($9,076)	$17,704	($373)	$8,256
Earnings (loss) per share – basic	($0.11)	$0.36	$0.01	$0.26
Earnings (loss) per share – diluted	($0.11)	$0.34	$0.01	$0.25

	For the nine months ended September 30, 2018
	Produce	PSF(4)	Hemp(4)	Total
Sales	$111,213	$95	$—	$111,308
Cost of sales	(103,915)	(72)	—	($103,987)
Selling, general and administrative expenses	(10,486)	(816)	—	(11,302)
Stock compensation expense	(447)	—		(447)
Change in biological asset (5)	(992)	428	—	(564)
(Gain) loss on sale of assets	—	—	—	—
Other income (expense) net	(1,932)	(5)	—	(1,937)
Recovery of income taxes	1,513	—	—	1,513
Net income (loss)	($5,046)	($369)	$—	($5,415)
EBITDA (6)	$2,149	($750)	$—	$1,394
Earnings (loss) per share – basic	($0.11)	($0.01)	$—	($0.12)
Earnings (loss) per share – diluted	($0.11)	($0.01)	$—	($0.12)

Notes:

(4)

The adjusted consolidated financial results have been adjusted to include the Company’s share of revenues and expenses from its Pure Sunfarms and Hemp joint ventures on a proportionate accounting basis, on which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the Joint Venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The adjusted results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and adjusted results.

(5)

Biological asset consists of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the nine months ended September 30, 2019.

(6)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% interest Pure Sunfarms, 65% interest in VFH and 60% (effective 63.25% with VFH interest) interest in AVGGH.

Conference Call

Village Farms’ management team will host a conference call Friday, November 15, 2019 at 8:30 a.m. ET to discuss its third quarter 2019 financial results. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/2Wm7dxj.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 4987345 followed by the pound key. The telephone replay will be available until Friday, November 22, 2019 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$6,726	$11,920
Trade receivables	9,970	11,292
Amounts due from joint ventures	10,690	10,873
Other receivables	265	332
Inventories	16,201	22,485
Biological asset	4,414	4,230
Prepaid expenses and deposits	1,892	889

Total current assets	50,158	62,021

Non-current assets
Property, plant and equipment	67,965	77,479
Due from joint ventures	9,500	—
Right-of-use assets	3,733	—
Investment in joint ventures	55,026	18,108
Other assets	1,768	2,207

Total assets	$188,150	$159,815

LIABILITIES
Current liabilities
Line of credit	$4,000	$2,000
Trade payables	9,270	14,601
Current maturities of long-term debt	3,424	3,414
Accrued liabilities	6,320	3,509
Lease liabilities—current	927	78

Total current liabilities	23,941	23,602

Non-current liabilities
Long-term debt	29,911	32,445
Deferred tax liability	210	1,920
Lease liabilities	2,973	102
Other liabilities	1,237	1,050

Total liabilities	58,272	59,119

SHAREHOLDERS’ EQUITY
Share capital	76,484	60,872
Contributed surplus	4,216	2,198
Revaluation surplus	3,351	4,321
Accumulated other comprehensive loss	(504)	(562)
Retained earnings	46,331	33,867

Total shareholders’ equity	129,878	100,696

Total liabilities and shareholders’ equity	$188,150	$159,815

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Loss

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Sales	$38,293	$39,684	$111,512	$111,213
Cost of sales	(38,866)	(36,862)	(114,711)	(103,915)
Change in biological asset	(627)	(1,189)	(97)	(992)
Selling, general and administrative expenses	(4,607)	(3,632)	(14,872)	(10,933)

Loss from operations	(5,807)	(1,999)	(18,168)	(4,627)
Interest expense	(697)	(709)	(2,154)	(2,017)
Interest income	304	91	651	111
Foreign exchange (loss) gain	(183)	(73)	338	(87)
Other income, net	69	17	219	61
Share of income (loss) from joint ventures	(171)	(28)	17,939	(369)
(Loss) gain on disposal of assets	(8)	—	13,558	—

Income (loss) before income taxes	(6,493)	(2,701)	12,383	(6,928)
Recovery of income taxes	1,421	712	81	1,513

Net income (loss)	$(5,072)	$(1,989)	$12,464	$(5,415)

Basic income (loss) per share	$(0.10)	$(0.04)	$0.26	$(0.12)

Diluted income (loss) per share	$(0.10)	$(0.04)	$0.25	$(0.12)

Other comprehensive income (loss) :
Foreign currency translation adjustment	(22)	40	58	(48)

Comprehensive income (loss)	$(5,094)	$(1,949)	$12,522	$(5,463)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flows used in operating activities:
Net income (loss)	$(5,072)	$(1,989)	$12,464	$(5,415)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,821	1,748	5,587	5,271
Share of (income) loss from joint ventures	171	28	(17,939)	369
Interest expense	697	709	2,154	2,017
Interest income	(304)	(91)	(651)	(111)
Gain on disposal of assets	8	—	(13,558)	—
Share-based compensation	867	190	3,190	447
Deferred income taxes	(1,178)	(1,481)	(840)	(2,301)
Change in biological asset	627	1,189	97	992
Changes in non-cash working capital items	4,904	1,073	4,375	(4,493)

Net cash used in operating activities	2,541	1,376	(5,121)	(3,224)

Cash flows used in investing activities:
Purchases of property, plant and equipment, net of rebate	(1,155)	(1,105)	(2,251)	(2,546)
Note receivables to joint ventures	(3,842)	(5,890)	(9,302)	(6,781)
Proceeds from sale of asset	(9)	—	52	—
Investment in joint ventures	—	—	(332)	—

Net cash used in investing activities	(5,006)	(6,995)	(11,833)	(9,327)

Cash flows from financing activities:
Proceeds from borrowings	(1,000)	—	3,000	7,000
Repayments on borrowings	(882)	(849)	(3,591)	(1,766)
Interest paid on long-term debt, net	(392)	(618)	(1,455)	(1,906)
Proceeds from issuance of common stock pursuant to public offering, net	(62)	—	13,868	7,755
Proceeds from exercise of stock options	35	12	109	275
Payments on capital lease obligations	(214)	(11)	(637)	(45)
Proceeds from exercise of warrants	—	—	466	—

Net cash provided by financing activities	(2,515)	(1,466)	11,760	11,313

Effect of exchange rate changes on cash and cash equivalents	—	3	—	(2)

Net decrease in cash and cash equivalents	(4,980)	(7,082)	(5,194)	(1,240)
Cash and cash equivalents, beginning of period	11,706	12,933	11,920	7,091

Cash and cash equivalents, end of period	$6,726	$5,851	$6,726	$5,851

Supplemental cash flow information:
Income taxes paid	$—	$—	$575	$—

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com